UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)
Marine Products Corporation
 (Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

                                     568427 10 8
 (CUSIP Number)

Robert F. Dow
171 17th Street, Suite 2100
Atlanta, Georgia 30363-1031
(404) 873-8706
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,073,543***
8	Shared Voting Power 22,867,579*
9	Sole Dispositive Power 1,073,543***
10	Shared Dispositive Power 22,867,579*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,941,122*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 62.4 percent*
14	Type of Reporting Person IN

*
Does not include 31,497** shares of the Company held by his wife. Includes 22,654,279** shares of the Company held by RFPS Management Company III, L.P. of which RFA Management Company, LLC (“RFAM”), a Georgia limited liability company, is the general partner.  The voting interests of RFAM are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of RFAM.  Also includes 109,296** shares of common stock in two trusts of which he is co-trustee and as to which he shares voting and investment power, and 104,004** shares of common stock held indirectly on account of his role in a corporate fiduciary.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***	Also includes 132,000 shares of restricted stock.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 911,629
8	Shared Voting Power 22,867,579*
9	Sole Dispositive Power 911,629
10	Shared Dispositive Power 22,867,579*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,779,208*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 62.0 percent*
14	Type of Reporting Person IN

*
Includes 22,654,279** shares of the Company held by RFPS Management Company III, L.P. of which RFA Management Company, LLC (“RFAM”), a Georgia limited liability company, is the general partner.  The voting interests of RFAM are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of RFAM.  Includes 109,296** shares of common stock in two trusts of which he is co-trustee and as to which he shares voting and investment power, and 104,004** shares of common stock held indirectly on account of his role in a corporate fiduciary.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Management Company III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 22,654,279*
8	Shared Voting Power 0
9	Sole Dispositive Power 22,654,279*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.1 percent
14	Type of Reporting Person PN

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.1 percent*
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the general partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Investments III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.1 percent*
14	Type of Reporting Person PN

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is a limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.1 percent*
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the manager of the general partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.1 percent
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the general partner of the limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

Item 1.                      Security and Issuer

This Amendment No. 3 to Schedule 13D relates to the Common Stock, $.10 par value, of Marine Products Corporation, a Delaware corporation (the “Company”).  The original Schedule 13D was filed on January 10, 2003 and was amended by Amendment No. 1 on May 1, 2003 and Amendment No. 2 on January 31, 2013 (as amended, the “13D”).  The principal executive office of the Company is located at:

2801 Buford Highway, Suite 520
Atlanta, Georgia   30329

Item 2.                      Identity and Background

1.	(a) R. Randall Rollins is a person filing this statement.

(b)           2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)           Chairman of the Board of the Company.  Chairman of the Board of RPC, Inc., engaged in the business of oil and gas field services, the business address of which is 2801 Buford Highway, Suite 520, Atlanta, Georgia 30329.  Chairman of the Board of Rollins, Inc., engaged in the provision of pest-control and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           None.

(e)           None.

(f)           United States.

2.	(a) Gary W. Rollins is a person filing this statement.

(b)           2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)           Vice Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           None.

                         (e)           None.

(f)           United States.

3.	(a) RFPS Management Company III, L.P. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited partnership.

(d)           None.

                                (e)           None.

(f)           United States.

4.	(a) RFA Management Company, LLC is a reporting person filing this statement.

(b)           1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited liability company.

(d)           None.

(e)           None.

        (f)           United States.

5.	(a) RFPS Investments III, L.P. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited partnership.

(d)           None.

                      (e)           None.

(f)           United States.

6.	(a) LOR, Inc. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia corporation owned and controlled by R. Randall Rollins, Gary W. Rollins, Rollins family members and Trusts benefiting Rollins family members.

(d)           None.

(e)           None.

(f)           United States.

7.	(a) LOR Investment Company, LLC is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited liability company, owned and controlled by R. Randall Rollins, Gary W. Rollins and Rollins family members.

(d)           None.

(e)           None.

(f)           United States.

Item 3.                      Source and Amount of Funds or Other Consideration

See 13D.  As described in Item 4, R. Randall Rollins received grants of restricted stock from the Company for compensatory purposes in his role as an executive officer.

Item 4.                      Purpose of Transaction

See 13D and Item 3 above.

(a)           On the following dates, Randall Rollins received the following grants of restricted stock:

4/22/14	30,000
1/27/15	30,000
1/26/16	30,000
In addition, in connection with the 2016 restricted stock grant and vesting of prior grants, Randall Rollins surrendered a total of 13,073 shares to the Company to satisfy tax withholding obligations.

The Reporting Persons expect that the Company will commence a tender offer for up to 3.2 million Shares of the outstanding Company Common Stock, at a fixed price of $9.00 per share. The Company will also reserve the right to increase the tender offer to up to 3.5 million Shares. If the Company does complete the tender offer, it currently has no plans to make other purchases of Shares for six months after the closing of the tender offer, subject to Board discretion. The Reporting Persons do not plan to participate in the tender offer but expect that other affiliates of the Company may do so. The Reporting Persons do not have any current plan to cause the Company to delist or cease filing reports with the SEC.

(b) - (j)                      None.

Item 5.                      Interest in Securities of the Issuer

(a)-(b)           See 13D and Item 1.

(c)           All transactions were effected in Atlanta, Georgia.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits

(a)           Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY III, L.P. By: RFA MANAGEMENT COMPANY, LLC, General Partner By: LOR, INC., Manager By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
RFA MANAGEMENT COMPANY, LLC By: LOR, INC., Manager By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
RFPS INVESTMENTS III, L.P. By: LOR INVESTMENT COMPANY, LLC, General Partner By: LOR, INC., Class A Member By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
LOR INVESTMENT COMPANY, LLC By: LOR, INC., Class A Member By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
LOR, INC. By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
R. RANDALL ROLLINS GARY W. ROLLINS By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., attorney-in fact	Date: August 16, 2016

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Marine Products Corporation is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY III, L.P. By: RFA MANAGEMENT COMPANY, LLC, General Partner By: LOR, INC., Manager By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
RFA MANAGEMENT COMPANY, LLC By: LOR, INC., Manager By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
RFPS INVESTMENTS III, L.P. By: LOR INVESTMENT COMPANY, LLC, General Partner By: LOR, INC., Class A Member By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
LOR INVESTMENT COMPANY, LLC By: LOR, INC., Class A Member By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
LOR, INC. By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: August 16, 2016
R. RANDALL ROLLINS GARY W. ROLLINS By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., attorney-in fact	Date: August 16, 2016